UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.  )*

COVISINT CORPORATION
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

22357R-10-3
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☐   Rule 13d-1(c)
☒   Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes)

SCHEDULE 13G

CUSIP No. 22357R-10-3

1 Name of Reporting Person	Compuware Corporation

S.S. or I.R.S. Identification No. of Above Person	38-2007430

2. Check The Appropriate Box If A Member Of A Group*
(a) ☐ (b) ☒

3 SEC Use Only

4 Citizenship or Place of Organization	United States

Number of	5. Sole Voting Powe	30,003,000
Shares
Beneficially	6. Shared Voting Power	0
Owned by
Each	7. Sole Dispositive Power	0
Reporting
Person	8. Shared Dispositive Power	30,003,000
With:		(see Item 4(c)(iv) below)

9. Aggregate Amount Beneficially Owned By Each Reporting Person	30,003,000

10. Check Box If The Aggregate Amount In Row (9) Excludes ☐ Certain Shares*

11. Percent Of Class Represented By Amount In Row 9	80.0283%

12. Type Of Reporting Person*	CO

* SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a)	Name of Issuer:
Covisint Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:
One Campus Martius, Detroit, MI 48226-5099

Item 2(a)	Name of Person Filing: Compuware Corporation.

Item 2(b)	Address of Principal Business Office or, if None, Residence: One Campus Martius, Detroit, MI 48226-5099

Item 2(c)	Citizenship: United States

Item 2(d)	Title of Class of Securities: Common Stock, $.01 par value

Item 2(e)	CUSIP Number: 22357R-10-3

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4.	Ownership.

(a)     Amount Beneficially Owned:
30,003,000

(b)     Percent of Class:  80.0283%

(c)      Number of shares as to which such person has:

(i)            sole power to vote or to direct the vote –
30,003,000

(ii)           shared power to vote or to direct the vote –
0

(iii)          sole power to dispose or to direct the disposition of –
0

(iv)        shared power to dispose or to direct the disposition of – 30,003,000.

The shares are subject to a Lock-Up Agreement in favor of Credit Suisse Securities (USA) LLC (“Credit Suisse”) entered into in connection with Issuer’s initial public offering.  The Lock-Up Agreement, which expires March 26, 2014, prohibits Compuware Corporation from selling any of its shares of Issuer without the prior written consent of Credit Suisse.

Item 5.	Ownership of Five Percent or Less of a Class. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification: Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2014

By:	/s/ Daniel S. Follis, Jr.
Daniel S. Follis, Jr.
Senior Vice President, General Counsel & Secretary